MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

November 5, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay Funds Trust (File No. 333-184257) (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that Ms. Laura Hatch provided telephonically on October 19, 2012 and that you provided on October 22, 2012 regarding the Registrant’s proxy/registration statement on Form N-14. This filing pertains to the proposed reorganization of the MainStay Growth Equity Fund with and into the MainStay Cornerstone Growth Fund (the “Reorganization”), each a series of the Registrant.

Comment 1: Under the first question in the section entitled “Questions and Answers Relating to the Proposal”, you asked us to clarify the discussion regarding the proposed transactions involving the MainStay VP Growth Equity Portfolio to indicate that those transactions are separate from the Reorganization. You also asked us to include disclosure indicating that the MainStay Cornerstone Growth Fund would be the accounting survivor of the Reorganization.

Response: We have revised this section as requested.

Comment 2: Under the third question in the section entitled “Questions and Answers Relating to the Proposal”, you asked us to add the words “of the Fund” to the first sentence following the words “Class C shareholders”.

Response: We have revised this section as requested.

Comment 3: In the section entitled “Comparison of Fees and Expenses” you asked us to correct the references to Class A shares in footnote 3 to the table pertaining to Class I shares.

Response: We have revised this section as requested.

Comment 4: In Appendix E, you asked us to indicate that Investor Class shares, Class B shares and Class C shares reflect the historical performance of Class A shares.

Response: We have revised this section as requested.

Comment 5: In the Statement of Additional Information, you asked us to incorporate by reference the most recent Semi-Annual Report to Shareholders for MainStay Growth Equity Fund.

Response: We have revised this section as requested.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao
Sander M. Bieber